

INVEST IN **DOKKAEBIER**

Asian-inspired craft beers. Playful brews, unforgettable taste.

LEAD INVESTOR

Avery Glasser Managing Partner, Glasser Holdings LLC

Youngwon's idea to build a portfolio of craft beers that not only fits Asian-American palates but also fits how most Americans choose to drink their beers just makes sense. As a jaded alcohol-industry veteran who has seen dozens of new concepts every year, Dokkaebier wasn't just compelling as an investment but because they're a story of inclusivity.

Dokkaebier has found an untapped market. They are a bridge for people who are starting to develop an interest in craft beers and are already a great place to start for Asian Americans. Many Asian restaurants are interested in adding craft but want products that don't clash with their cuisine or eating and drinking cultures.

Dokkaebier is perfect for drinkers who are looking for something new that isn't a double dry-hopped imperial Berlinerweisse!

Invested $2,500 this round & $10,000 previously

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION

Highlights

(1) 🌏 AAPI-owned small business adding diversity within the craft beer industry

(2) 🚚 Distributed in over 400 retail locations, including Whole Foods, Total Wine, and BevMo

(3) 📈 228% YOY account growth in 2022

(4) 💵 Over $1MM in revenue since founding

(5) 🏆 10x winner at 2021 and 2022 Brewski Awards. 2021 The Red Dot Winner for brand design

(6) 🥇 Finalist in the 2020 and 2021 Brewbound Pitch Slam Competition

(7) 🤝 Successful collaborations with local non-profits, benefitting the community

(8) 🍹 Founder has 14 years F&B experience distributing brands like Tito's, Patron, and Stoli

Our Team

 **Youngwon Lee** Founder, Chief Dokkaebi



Over 14 years of experience in the food & beverage industry with brands like Stolichnaya, Patron, Armand de Brignac and more. Experience with restaurant, bar and brewery management.

Trying new things is a part of our innovative spirit and we wanted to show the beer community that things don't have to be a certain way or follow a certain recipe for success. We experimented by adding a wide array of Asian-influenced ingredients to our brews to create new tasting experiences and bring people and cultures together.



Aaron Weshnak   Head Brewer

Graduating from the Brewing Program at UC Davis, he mastered his craft at some of California's most prestigious breweries like Russian River, Lost Coast, Sunset Reservoir and the Booth.



Jiah Park   Art Director

MA in Arts & Cultural Management from King's College London and BA Graphic Communication Design from Central Saint Martins. Jiah's specialty is in conceptualisation, brand identity and visual marketing.

Playful Brews, Unforgettable Taste: A Dokkaebier Story



Our beginnings are humble but profound

In 2019, Youngwon Lee thought: "Why is it that we experiment with Asian flavors when it comes to our food but not when it comes to our drinks?"

He then founded Dokkaebier, drawing on his deep knowledge and years of experience in operations, finance, sales, and brand management in the food and beverage industry.

The result is an almost scientific approach to experimentation, driven by sheer determination and a little mischief.



DOKKAEBIER IS A CRAFT BEER COMPANY CENTERED AROUND ASIAN FLAVORS TO PROVIDE A DRINKING EXPERIENCE LIKE NO OTHER.

Settling in one of the craft beer capitals of America, Oakland, California, Youngwon embraced the local scene. He was inspired by everyone's sense of adventure, where people sought out unique, interesting, and authentic flavors. He knew then that he had found the perfect place to start.





Mission



Inspired by the mythical beings of Korean folklore, Dokkaebier aims to refresh the soul, bridge cultures, and unlock the mischief that's inside us all.



TAP INTO THE MISCHIEF WITHIN

We want to lead the push to bring more diversity and inclusion to the industry.

We know craft beer isn't for snobs, critics, or insiders. Our goal is to fill glasses, bellies, and spirits—all while bringing the rich culture and heritage of Korea and Asia into our brews.

Just like the mythical dokkaebis that gave us our name, Dokkaebier aims to refresh the soul, foster togetherness, and delight people in playful and unexpected ways.

We're growing the craft beer market

Let's face it: The American craft beer market is oversaturated. Everyone is making slightly different versions of the same thing. We believe Dokkaebier is the "next step." Our craft beer is an affordable luxury, an easy upgrade when you want high quality at a great value.

Don't just take our word for it. Craft beer experts tell us that our beer fills the gap left behind by other brands. Our innovation in flavors and brew styles has even non-beer drinkers doing a double-take. We're also proud to be the first premium product in many retailers' Asian beer aisles. Our tasteful twists on classics bring novelty and give us an edge in any market we enter.



Landing and expanding into a $26.8B industry

Dokkaebier is a part of the $26.8 billion craft beer market in the U.S., and we've already made an impact. A Western palate dominates the craft beer industry, which gives us a green field to take the market by storm.

Dokkaebier has also benefited from tailwinds, including the growing popularity of Korean food and Asian culture. Before us, the substantial Asian market had been untapped, and we feel we are positioned to expand and take advantage of this enormous opportunity.



"Asian cuisine has gone from being a niche food obsession to **one of the most popular around the world**"

Washington Post (Asian Food: The Fastest Growing Food in the World, 2015)

Craft Beer Market 2021
USA – 25 Mil BBL/9,247 Breweries
California – 3.5 Mil BBL/931 Breweries

*Brewers Association (National Beer Sales & Production Data, 2021)



Market Advantages

	Dokkaebier	Asian Craft	US Craft
Top 3 Brands	N/A	Hitachino (JP), Amazing (KR), Jing-A (CN)	Samuel Adams, Sierra Nevada, Yuengling
Locale	✓	✗	✓
Asian retail distribution	✓	✗	✗
US craft market focus	✓	✗	✓
Asian palate compatibility	✓	✓	✗

DOKKAEBIER

Dokkaebier taps into the convergence of multiple markets, which have rewarded us for bringing more diversity and innovation. In just a short time, we've celebrated our culture, bridged East and West, and profited as we expose people to flavors yet to be discovered.

Nonstop innovation with Asian-inspired flavors

Innovation isn't just a buzzword. It's in our DNA and makes up everything that we do. We've never been called boring.



We know savvy consumers are on the hunt for the next big thing. They are drawn to experimentation with authentic flavors, and we push them to new frontiers. We look to our Korean heritage to bring unique and exhilarating flavors to craft beer. Think bamboo tea, bay leaf, galangal, Korean red pepper flakes, lemongrass, oyster sauce, Szechuan pepper, yuza, and even kimchi lactobacillus cultures.

From limited-edition drops to the mainstream

We got our start with limited-edition releases. Our small-batch experiments would sell out in weeks. We would then take our most popular craft beers to scale, selling them directly to distributors and some of the most popular restaurants and retailers. Our direct accounts made the majority of our sales in 2022, comprising 93% of our revenue—proof of our ability to create and meet demand. We plan to open a flagship taproom, which we expect to be an incredible new revenue driver.



From one tap to thriving throughout the West Coast

We launched Dokkaebier in a San Francisco taproom in February 2020. The taproom was an immediate success and drew considerable media attention, especially with a food menu created by the former chef de cuisine of the two-Michelin-star restaurant Saison.

Dokkaebier then evolved during the COVID-19 pandemic. We were one of the first brands to deliver door-to-door throughout the San Francisco Bay Area. Next came our launches in Sacramento, the North Coast, and Los Angeles.

Despite the uncertainty, we kept our focus and unyielding spirit. We supported frontline healthcare workers, local nonprofits, and every community we belonged to and thrived.







In the last year alone, we created nine new beers, grew our distribution, and doubled our revenue year-over-year! Dokkaebier now has over 400 accounts, representing thousands of grocers, restaurants and retailers. We made our debut at Whole Foods Market in July 2022 and have expanded to all but four locations in Northern California in less than five months. Dokkaebier will soon be available in the grocer's Southern California stores in the next two months, an unthinkable pace for a three-year-old brand!

Backed by repeat founders and industry leaders

Youngwon Lee founded Dokkaebier, his fifth alcohol startup, after more than 14 years as an executive in the food and beverage industry. He's launched and distributed craft beer, spirits, and wine, including Agwa de Bolivia, Bernini,

Champagne Armand de Brignac, Patron, Stolichnaya, and more.








Team

YOUNGWON LEE
Founder & CEO

- 14 years F&B experience
  Korea: 9 years - all alcohol
  USA: 5 years - craft beer

- Track record of success building & managing F&B brands with on & off-premise retail operations

- 5 times COO of alcohol start up with key responsibility to oversee business operations & sales / launch to market implementation

Brand Management

AARON WESHNAK
Head Brewer

JIAH PARK
Art Director

YOUHEE CHOI
Project Lead

DOKKAEBIER

We're raising funds to bring Dokkaebier nationwide

Last year, our community propelled us to the next step in our journey. Now, we want to build upon that momentum with a $2M raise from our friends, family, and biggest supporters, as we work to acquire our first brewery and bring Dokkaebier all over the United States. As we expand, we can produce more core beers in larger-scale batches, allowing us to scale to a 45% margin and become profitable in 2024

Scale to 45% Margin

Product	Experimental	Small-Batch Core (IPA, Witbier)	Core
			
Production Size	3.6K - 7K Cans	15K - 30K Cans	50K - 100K Cans
	Small	Mid-Size	Large-Size



Profitable by 2024

Increasing Revenue and Profitability

Distribution · Brewery · Profit Margin

- 2023: Brewery $2,428,000 / Distribution $977,000 / Profit Margin -14.15%
- 2024: Brewery $4,134,000 / Distribution $3,998,000 / Profit Margin 5.32%
- 2025: Brewery $5,374,000 / Distribution $8,676,000 / Profit Margin 17.53%

*Future projections got guaranteed

DOKKAEBIER

Account Growth Projection

| Current Distribution | 2023 | 2024 |



TRADER JOE'S

99 RANCH MARKET

SPROUTS FARMERS MARKET

SAFEWAY

COSTCO WHOLESALE · BUFFALO WILD WINGS

FAIRWAY LIKE NO OTHER MARKET.

Walmart

DOKKAEBIER

We're Raising: $2,000,000

We are looking for $2MM in funds to acquire a micro brewery, launch full scale distribution, and hire key staff



DKB Brewery

Input
- Acquiring a Brewery!
- 30+ New Flavors
- New product R&D

Output
$3MM in Revenue

Distribution

Input
- 5700+ New Retailers
- Expand to 10 more states!
- Increase beer inventory

Output
$5MM in Revenue

Team

Input
- More Beer Festivals
- Staff the Brewery
- Support Expansion

Output
500+ Events

DOKKAEBIER

We've delivered in the past and we expect to deliver on our promises again.

Unmatched response from the community





Awards & Interviews

DOKKAEBIER
Silver Medal

DOKKAEBIER
Bronze Medal

reddot winner 2021
brand design

C2A
Creative
Communication
Award

RGD In-House Design Awards
Award of Distinction

넘사벽 | CEO
Against the Odds

The Inside Stories of Korean American Startup CEO

Sponsored by
All-new
TUCSON
HYUNDAI

창업 직후
코로나가 터졌다

2022 ANNUAL
Brewski
AWARDS

October 25, 2022

Dokkaebier

Milk Stout
BEER OF THE YEAR

Kimchi Sour
PLATINUM MEDAL

Yuza Blonde
PLATINUM MEDAL

Rice Kolsch
GOLD MEDAL

Bamboo Pilsner
SILVER MEDAL

OG Witbier
BRONZE MEDAL

The Brewski Awards is an international beer competition that recognizes brands with extraordinary quality and integrity.

The Best Beers Deserve The Best Recognition℠

DOKKAEBIER

INVEST IN DOKKAEBIER



DOKKAEBIER

 Dokkaebier (도깨비어) EP 1: How I started my craft beer cre...  Watch later  Share

Ep. 1

HOW IT ALL
STARTED





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